Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: February 2, 2005

     The attached is a transcript of an interview with Goldcorp Inc. Chairman and Chief Executive Officer, Robert McEwen; Wheaton River Minerals Ltd. Chairman and Chief Executive Officer, Ian Telfer; and Glamis Gold Ltd. President and Chief Executive Officer, Kevin McArthur originally broadcast on February 1, 2005 on the CNBC program, Squawk Box:

Mark Haines: A gold grab in the mining sector. The richest gold mine in the world is driving a nasty takeover battle. In December, the Canadian company Goldcorp announced a deal to buy Wheaton River Minerals. Ten days later, Nevada-based Glamis joined the gold rush, launching a $2.7 billion hostile bid for Goldcorp, and its Red Lake Mine, the world’s richest gold mine. Goldcorp’s board rejected the Glamis bid, but the very public and very vocal takeover battle is far from over. The last team standing will have control of the world’s most prolific gold mine, which is expected to produce over half a million ounces of gold this year. This morning, we’re going to hear from both sides. We’ll begin with Robert McEwen, Chairman and CEO of Goldcorp, and Ian Telfer, Chairman and CEO of Wheaton River Minerals. Good morning, gentlemen. Thanks very much for being with us.

Both: Good morning.

Mark Haines: Why is a buyout of Wheaton a better deal for Goldcorp?

Robert McEwen: It’s the best deal. I’ve spent the last 18 years building Goldcorp. $100 million invested personally, and by all metrics, the Wheaton River deal is very accretive to Goldcorp.

Mark Haines: All metrics?

Robert McEwen: All metrics.

Mark Haines: Production cost per ounce?

Robert McEwen: We’ll be the lowest-cost producer in the world, producing over a million ounces per year. We’ll have a balance sheet that has liquid assets of $800 million, no debt, no hedge. And growth prospects that will make Goldcorp, the new Goldcorp, the go-to stock in the sector.

Mark Haines: Mr. Telfer, why are you better off in the arms of Goldcorp?

Ian Telfer: Well, exactly as you said, they have a world-class asset, and it’s very difficult to get your hands on one. So this is a once in a lifetime opportunity for Wheaton River to join up with them. Also, Wheaton River has a lot of copper production — and by joining up with Goldcorp, we can reduce that copper percentage down, and get treated like all the other gold mining companies that just have a little base metals.

Mark Haines: Oh, you’re feeling neglected by the market, are you?

Ian Telfer: A little neglected. Yeah, some people love copper/gold; others would prefer pure gold, or purer gold.

Mark Haines: All right. Mr. McEwen, how much is your — how much do you hedge? Of course, the obvious intent here: to find out how much you benefit when the price of metal goes up, like it has recently.

Robert McEwen: We don’t hedge, and we’re the only gold company in the world that doesn’t sell off all its gold. Last year, we held back 32% of our production, or 200,000 ounces. That was equivalent to 85 percent of what Glamis produced last year.

Mark Haines: Why do you do that?

Robert McEwen: We believe the price of gold is going higher. We started in 2001, when gold was $270.

Mark Haines: Well, now it’s $420-something. You think it’s going still higher?

Robert McEwen: In the next five or six years, it’ll test 850.

Mark Haines: It will test, beg your pardon?

Robert McEwen: It’ll test 850 dollars.

Mark Haines: 850?

Robert McEwen: Yes.

Mark Haines: I should point out, on a — that we haven’t seen that price in, what, about 20 years? And inflation adjusted — but inflation-adjusted, we’ve probably been there before, right?

Robert McEwen: It’s time to get on gold. We want to be the lowest cost producer in the world, and that’s why we’re doing the deal with Wheaton. The right deal for Goldcorp.

David Faber: Now Mr. Telfer, it’s my understanding you’ll become CEO of the combined company, if it does become a reality. Correct?

Ian Telfer: That’s correct.

David Faber: Was that a key part of your deciding to accept the offer from Goldcorp?

Ian Telfer: Certainly I think it was. But we were approached by Goldcorp, and Rob had already announced his decision to step down. And so therefore, he asked my whole management team to move in, and run the combined operations.

David Faber: Mr. McEwen, I guess the big vote coming up next week, right? Your shareholders will vote on this and in some way, giving a — well, sort of becomes a proxy for whether they will accept the deal or not.

Robert McEwen: That’s right.

David Faber: What are your expectations on the vote?

Robert McEwen: We’re going to win.

David Faber: And Glamis has said, I believe, that if you do win, they’ll step down, right?

Robert McEwen: That’s what they said. But they’ve said a lot of things, and changed their mind afterwards.

David Faber: Such as?

Robert McEwen: Oh, they talked about if there was a bid, we went ahead, they wouldn’t do it. They talked about production the last two years, they’ve missed on their projection forecast. They produced less gold at a higher cost. There are just a number of pieces missing. They’re a small, undercapitalized company, that’s being very opportunistic at the time. Attempting to get our shareholders to believe their promise that they’ll be able to grow.

Mark Haines: Sam?

Sam Leiber: Gentlemen, Sam Leiber at Alpine. Many people believe — many analysts believe that the gold has actually moved with the dollar, and has moved up and down. As the dollar has weakened, it’s become a proxy, in essence. Question for you: If you forecast $850 over time, does that mean that dollar will weaken tremendously over this period? Or do you think there are other factors?

Robert McEwen: The dollar is certainly very strong right now. I can tell you last year, I thought gold was going to trade in the range between 370 and 450. It traded down to 372, and went up to 455. Anybody who buys gold and thinks it’s going in a straight line from here to 850 should rethink their decision. But take a look at the ‘70s, and you have this continuing rising price with corrections.

Mark Haines: All right. Gentlemen, just stay right there, if you will. Let’s get to the other side of this battle. Or the third leg of the triangle, whatever you’d like to call it. From Chicago, Kevin McArthur, CEO of Glamis Gold, who, as we mentioned before, is leading the hostile bid for Goldcorp. And sir, you just heard your company being described as under — poorly capitalized. You’re just not wanted at this party.

Kevin McArthur: Yeah.

Mark Haines: What’s your response?

Kevin McArthur: Well first of all, we were wanted. The special committee of the board recommended this deal to the full board. And of course, it was rejected back in November. A lot of this was because Rob McEwen wishes to continue his role in the company; we wish him not to. As far as being undercapitalized, sure. I call it efficient. We’ve used all you are our money building our mines. We’re the best growth profile in the industry. We’re a pure gold play, and this is very important when it comes to the premium that a pure gold company brings, rather than a company that dilutes itself with a copper base. And Goldcorp branded itself on being a pure gold company; its shareholders want that. And this dilution that’s coming in with the copper just isn’t right.

Mark Haines: Mr. McEwen has done what in the way of management, that you think he should step down?

Kevin McArthur: Well, you just heard him talking about gold as going to the roof. And back in December of 2003, he exercised 99.7% of his options, raised over $100 million, sold all of the gold in the company, while at the same time, he was telling everyone to buy the company. And lost a couple of his key executives; the team is rudderless at this point. He now, of course, after going after us as the team that he liked, he’s changed his mind and is going after Wheaton. Various things — they’ve just lost their direction, in terms of guiding the mine. It’s not an operations-based culture, it’s one of financial engineering. And this is a company that’s sick that needs help, and we’re here to help it.

David Faber: Mr. McArthur, I mean, Wheaton is much bigger than you are, revenue for the first nine months of this year, five times of that yours. Goldcorp’s is more than two times your revenue. You know, why are you even playing in this game? There are those who say you’re just using — as you should, being opportunistic — using an overvalued currency. But ultimately, that’s going to be to the detriment of whomever you were to acquire.

Kevin McArthur: Well, it’s not an overvalued currency. We’ve got the best profile in the industry. We’ve got the best future mines. We’re building the last of them now. We’re going for 400,000 ounces of production this year, up to over 700,000 ounces of production by 2007. And it’s market cap — our market cap is bigger than Wheaton. It was a little larger than Goldcorp. It’s a little smaller now, post the offer. And there’s a reason for that market cap — it’s an efficient market, and people see through our growth story. They see the future earnings and cash flow, and it’s phenomenal.

David Faber: Are you going to back off if you lose the vote next week? Is that it?

Kevin McArthur: I’ll handle those things one at a time.

David Faber: I thought you had already previously said you would, if the Goldcorp shareholders voted in favor. Is that not correct?

Kevin McArthur: Yeah, that’s correct. And what I’ve also always said is, we’ll take these things one step at a time.

Mark Haines: All right Mr. McArthur. Thank you very much. Appreciate you telling us your side of the story.

Kevin McArthur: Thank you.

Mark Haines: Let’s go back to Messrs. McEwen and Telfer, they get the last word. Mr. McEwen, were you selling when you were telling everyone else to buy?

Robert McEwen: I sold stock, but not when I was telling everybody — I was telling the story to buy gold over five or six years. I had my mother and my sister die in ‘02, and I met a guy called mortality, and I said I should do some estate planning. I gave away $15 million to hospitals and universities, and I said I should take some money off the table. Today, I have over $100 million invested in Goldcorp. I wake up every morning thinking about it.

Mark Haines: And Mr. Telfer, you get the last word. Anything you want to add before we say goodbye?

Ian Telfer: Certainly. I’d just say that the Wheaton River stock has outperformed Glamis over the past two years and three years. So clearly we’ve created value for shareholders. And the big thing that Wheaton brings to this transaction is that the large, world-class mines owned by Goldcorp is an underground mine, and unfortunately, Glamis has no underground experience.

Mark Haines: All right, gentleman. Thank you very much, appreciate your time. Robert McEwen of Goldcorp, Ian Telfer, of Wheaton River Minerals. The battle will go on.

****

This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis’ offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp’s tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain a free copies the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors’ circular, (7) the Wheaton River directors’ circular and (8) certain other documents.

For further information, please contact:

Goldcorp Inc.:

Ian Ball
Investor Relations
Goldcorp Inc.
145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com